
08004249

August 6, 2008

RECEIVED

2008 AUG 11 P 2:39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 092/2008**

Subject: Notification of the book closing for interest payment of debentures of the Company (AIS099A, AIS119A and AIS139A)

SUPPL

Date: August 6, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 13 2008
THOMSON REUTERS

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 6, 2008

RECEIVED
2008 AUG 11 P 2:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIS-CP 092/2008

August 6, 2008

Subject: Notification of the book closing for interest payment of debentures of the Company (AIS099A, AIS119A and AIS139A)

To: The President

The Stock Exchange of Thailand

Refer to: 1. The letter no. IVS.IB 08/2512 of TMB Bank Plc. on August 6, 2008
2. The letter no. IVS.IB 08/2514 of TMB Bank Plc. on August 6, 2008
3. The letter no. IVS.IB 08/2516 of TMB Bank Plc. on August 6, 2008

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS099A, AIS119A and AIS139A), the details are shown in the referenced letter.

Referenced Letter No. 1

IVS.IB 08/2512

August 6, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS099A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 1 DUE 2009 would like to announce that the registered book of AIS099A will be closed from 12.00 on August 25, 2008 for the right to receive the interest for the period # 4. AIS099A will be paid the interest on September 8, 2008 with interest rate 5.80 % from the period of March 7, 2008 to September 6, 2008 for 184 days.

Summary Translation Letter
To the Stock Exchange of Thailand
August 6, 2008

Referenced Letter No. 2

IVS.IB 08/2514

August 6, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS119A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 2 DUE 2011 would like to announce that the registered book of AIS119A will be closed from 12.00 on August 25, 2008 for the right to receive the interest for the period # 4. AIS119A will be paid the interest on September 8, 2008 with interest rate 5.90 % from the period of March 7, 2008 to September 6, 2008 for 184 days.

Referenced Letter No. 3

IVS.IB 08/2516

August 6, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS139A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 3 DUE 2013 would like to announce that the registered book of AIS139A will be closed from 12.00 on August 25, 2008 for the right to receive the interest for the period # 4. AIS139A will be paid the interest on September 8, 2008 with interest rate 6.00 % from the period of March 7, 2008 to September 6, 2008 for 184 days.

END